Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Distribution Agreement
Released	08:00 18-Oct-05
Number	7997S

REFERENCE No: 82-34854

C&C confirms termination of distribution agreement with Danone

CCR.I CCR.L

Dublin, London, October 18th, 2005: C&C Group plc ('C&C' or 'the Group'), the leading manufacturer, marketer and distributor of branded beverages and snacks in Ireland, today confirmed that it has received notice from Danone terminating the distribution agreement for the VOLVIC and EVIAN brands in the Republic of Ireland with effect from 30 November 2005.

While this termination will impact the profitability of the Soft Drinks & Snacks division, where it accounts for turnover of approximately €12 million per annum, it is not expected to impact upon the Group's overall financial performance for the full 2005/6 fiscal year.

About C&C Group plc

C&C is one of the largest manufacturers, marketers and distributors of branded beverages in Ireland and Northern Ireland and savoury snacks in Ireland. The Group owns several of Ireland's most recognised beverage and savoury snacks brands, with leading market shares in various segments of the Irish beverage and savoury snacks markets, including Bulmers cider, Ballygowan bottled water, Club soft drinks and Tayto crisps. Additionally, the Group distributes in Ireland leading international brands owned by third parties, such as 7UP and Pepsi soft drinks and a wide-ranging portfolio of wines and spirits. In addition to its Irish operations, the Group exports spirits and liqueurs to over 80 overseas markets and exports Magners cider to the United Kingdom, the United States and Continental Europe.

Investors and analysts	Irish Media	International Media
Mark Kenny/Jonathan Neilan K Capital Source	Paddy Hughes/ Ann-Marie Curran Drury Communications	Edward Orlebar Finsbury Group

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Tel: +353 1 631 5500 Email: c&cgroup@kcapitalsource.com	Tel: +353 1 260 5000 Email: phughes@drurycom.com	Tel: +44 20 7251 3801 Email: edward.orlebar@finsbury.com

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